FILED BY:         CREATIVE BIOMOLECULES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY:  CURIS, INC.

COMMISSION FILE NUMBER:  000-19910



The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulatory approval and commercialization, the impact of competitive products, patents, patent litigation, product liability, third party reimbursement, required stockholder approvals and other risks and uncertainties associated with the biotechnology industry and merger transactions generally. For additional factors that could cause actual results to differ materially, please refer to the risk factors section of Creative BioMolecules, Inc.'s Form 10K for the year ended 1998.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY CURIS, INC. INVESTORS AND SECURITY MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CURIS, INC. AT THE COMMISSION'S WEB SITE AT www.sec.gov. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED DIRECTLY FROM CREATIVE BIOMOLECULES, INC., ONTOGENY, INC. AND REPROGENESIS, INC.

INDEX:

  A.  Press Release
  B.  Fact Sheet
  C.  Ontogeny, Inc. Web Site Pages
  D.  Curis, Inc. Web Site Pages

                                 PRESS RELEASE


 CURIS, INC. TO BE FORMED BY THE MERGER OF THREE BOSTON BIOTECHNOLOGY COMPANIES

         -- Creative BioMolecules, Ontogeny and Reprogenesis Create the
                  Regenerative Medicine Company of the Future--


CAMBRIDGE AND HOPKINTON, MA < February 15, 2000 < Creative BioMolecules, Inc. (NASDAQ: CBMI), Ontogeny, Inc. and Reprogenesis, Inc. announced today that they will merge to form Curis, Inc. The combination of these companies will create a leader in the emerging field of regenerative medicine. Following the close of the transaction, Curis will have:

- a product which is currently under regulatory review in the United States, Europe and Australia;

-        multiple products in late-stage clinical development;

-        numerous early clinical and late-stage pre-clinical products; and

- a discovery engine that combines functional genomics and developmental biology across multiple medical indications.

These products have the potential to change the way degenerative disease, cancer and other disorders associated with loss of function are treated.

Curis' near-term commercial opportunities will include the OP-1 Implant(TM) family of products which are being developed by Stryker Corporation for orthopaedic reconstruction. The first product has been submitted for marketing approval in the United States, Europe and Australia. Additional clinical trials are ongoing to broaden the OP-1 Implant's(TM) use in the areas of fresh fractures, spinal fusion and periodontal disease. Curis' lead internal products will be in the treatment of urological disorders. Chondrogel(TM), for the treatment of vesicoureteral reflux -- a serious pediatric urological disorder -- is in a pivotal Phase III trial. Additional tissue engineered products are also under clinical evaluation. Curis' pre-clinical pipeline will include products that treat cardiovascular disease, stroke and skin cancer. The discovery engine has identified product opportunities in diabetes, peripheral neuropathy and hair growth. These product opportunities demonstrate how Curis will be a solution to the challenge of extracting value from the data being created by the human genome program.

Under the terms of the merger, which is subject to shareholder and regulatory approval, Creative BioMolecules' shareholders will receive three Curis shares for every ten shares of Creative BioMolecules. Following completion of the transaction, Creative BioMolecules' shareholders will hold approximately 43%, Ontogeny's shareholders will hold approximately 38% and Reprogenesis' shareholders will hold approximately 19% of Curis. Based upon the closing sales price of Creative BioMolecules on February 14, 2000, Curis would have a market capitalization of approximately $600 million. The merger is expected to close in June 2000.
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"Curis will be positioned to identify and successfully commercialize therapeutic opportunities derived from the human genome program," said Doros Platika, MD, president and chief executive officer of Ontogeny who will serve as president and chief executive officer of Curis. "The technologies at Curis will represent a powerful system to identify target genes that may restore function through repair and regeneration. Curis' technology platform has already identified protein, small molecule and stem cell product opportunities. The Company is further backed by leading corporate partners and sustainable financial strength, including near-term product revenue opportunities."

"By combining a powerful discovery engine with a late-stage product pipeline, this merger is the best way to build a sustainable business that will provide significant value to our shareholders," commented Michael M. Tarnow, president and chief executive officer of Creative BioMolecules. "Curis' products and product opportunities will address unmet needs in major therapeutic areas."

"Curis' late-stage work in the urology field provides the opportunity for the Company to develop a proprietary sales and marketing organization," said Daniel
R. Omstead, Eng.ScD., president and chief executive officer of Reprogenesis. "Curis' development pipeline will continue to add meaningful therapies which will be pursued on a proprietary basis or in conjunction with major corporate partners."

Regenerative medicine seeks to recreate conditions that support the growth of cells and tissue to repair or regenerate tissue that is lost due to trauma or degenerative disease. Combining insight gained through the study of developmental biology with high-throughput screening capabilities and biocompatible materials enables the development of cell therapies, orthopaedic implants, protein and growth factor therapeutics and small molecule compounds. These therapies are designed to treat the underlying cause of degenerative disease by replacing lost function.

Creative BioMolecules, Inc. is a biopharmaceutical company focused on the development of therapies for human tissue regeneration. The Company's core technologies are based on our understanding of the role
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that morphogenic proteins play in human biology. These proteins are involved in the initiation and regulation of the cellular events responsible for the formation of human tissues and organs. The first product resulting from Creative BioMolecules' technology, the OP-1 Implant(TM) for orthopaedic reconstruction, is licensed to Stryker Corporation and is under regulatory review for approval in the United States, Europe and Australia.

Ontogeny, Inc., located in Cambridge, Massachusetts is a privately-held company whose mission is to become the preeminent biopharmaceutical company focused on translating developmental biology insights into regenerative medicine therapies that will significantly improve the quality of life by activating the body's ability to repair and regenerate, or to specifically control abnormal and malignant growth. The Company is developing therapeutics for neurological diseases including Parkinson's and Alzheimer's diseases, diabetes and dermatological disorders including skin cancer and hair growth.


Reprogenesis, Inc., located in Cambridge, Massachusetts, is a privately held biotechnology company which intends to be the leader in the development of tissue engineered therapies to treat unmet medical needs. The Company has proprietary technology utilizing the combination of cells and biomaterials to restore, repair or replace lost tissue or physiological function. The Company has a broad preclinical and clinical pipeline of products in the areas of urology, cardiovascular biology and plastic and reconstructive surgery. Chondrogel(TM) is its most advanced product. This product is in a Phase III clinical trial and is used to treat vesicoureteral reflux, a congenital urological disorder that affects 1% of all children.


                                      ####

Contact:
Karla MacDonald
Manager, Corporate Communications
Tel.: 617.912.2953
Fax: 617.912.2994

Steven L. Basta
VP, Finance and Business Development
Tel.: 617.912.2950
Fax: 617.912.2991

Creative BioMolecules, Inc.
101 Huntington Ave.
Suite 2400
Boston, MA   02199

http://www.creativebio.com

                                CURIS FACT SHEET


ABOUT CURIS

Curis, Inc. will be formed by leveraging the combined strengths of Creative BioMolecules, Ontogeny and Reprogenesis to create the regenerative medicine company of the future. Curis will combine a powerful functional genomics and developmental biology discovery engine with a robust pipeline of near-term commercial, late-stage clinical and earlier stage developmental opportunities. The Company is further backed by leading corporate partners and sustainable financial strength, including near-term product revenue opportunities.

REGENERATIVE MEDICINE

Regenerative medicine seeks to recreate conditions that support the growth of cells and tissue to repair or regenerate tissue that is lost due to trauma or degenerative disease. The developmental biology discovery system uses model organisms to determine gene function, key stem cell populations and proteins that can serve as potential therapeutic agents. Thus, for a given medical deficiency or disease, Curis will identify the key factors and genes responsible for proper function. Combining the insights of developmental biology with high-throughput screening capabilities enables the identification of therapies designed to treat the underlying cause of degenerative disease. The company will develop cellular, protein or small molecule products to restore normal function. This approach may well revolutionize the way many degenerative, traumatic and congenital disorders are treated.

CURIS TECHNOLOGIES AND PRODUCT OPPORTUNITIES

Curis will utilize the following technologies to identify, develop and/or commercialize novel products and plans to generate 1-2 INDs per year.

-        Model systems for functional genomic studies

- Screening assays to identify antagonists and agonists of key biological pathways

-        Proprietary transgenic models of disease

-        Cell and tissue technology for correcting structural or functional disorders
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         -        Chondrogel(TM) for vesicoureteral reflux

         - Vascugel(TM) for post-coronary artery bypass graft (CABG) restenosis

         -        Pancreatic stem cells for type I diabetes

         -        Bladder augmentation

- Tissue engineering: Biomaterials that provide the appropriate environment for the formation of tissue in a 3-dimensional space.

         -        Guided tissue formation

         -        Natural biopolymers

         -        Semi-synthetic biopolymers

         -        Cell and drug delivery

-        Proteins and peptides:

         - OP-1 Implant (TM) for orthopaedic reconstruction (partnered with Stryker Corporation)

         -        Sonic hedgehog for hair growth

         -        OP-1 protein for stroke recovery

         - Hedgehog derivatives that are neuroprotective for the treatment of neuropathies

         - Peptide to restore and maintain normal beta islet function in type II diabetes

- SMALL MOLECULES THAT CAN RESTORE NORMAL FUNCTION BY INHIBITING OR STIMULATING CRITICAL BIOLOGICAL PATHWAYS

         - ONT-23 for the treatment of basal cell carcinoma and medulloblastoma

         -        Neurotrophic agonists

         -        Inhibitors of pathways involved in colon cancer

PATENT POSITION

Curis will contain intellectual property positions in the areas of cells, growth factors/proteins, small molecule agonists/ antagonists and tissue engineering. The combined entities will own or have rights to more than 150 issued patents and 225 pending patent applications worldwide.

COLLABORATIONS

Corporate collaborations include (partial list):

-        Stryker Corporation

-        Biogen, Inc.

-        Becton Dickinson

-        Incyte Pharmaceuticals Inc.

-        Oxford Asymmetry International

-        Genzyme Molecular Oncology

-        Perkin-Elmer's Tropix

-        ComGenex

Academic collaborations include (partial list):

-        Harvard University

-        Harvard Medical School

-        University of Michigan

-        Massachusetts Institute of Technology

-        Stanford University

-        University of California - San Francisco

-        National Institutes of Health

-        The Johns Hopkins University

-        University of Massachusetts

-        And numerous other American and European centers of academic excellence

FINANCES

Financial reserves of the combined entities as of December 31, 1999 were approximately $70 million. Curis' plan is to target at least 2 years of cash and to continue exploring product and partnership opportunities.

PERSONNEL

The combined organization consists of approximately 155 scientists, development, manufacturing, quality and administrative staff. The scientific staff contains researchers who are recognized to be among the best in their fields. Curis anticipates future growth in the areas of clinical development, sales and marketing.

BOARD OF DIRECTORS (listed alphabetically)

-        Martyn D. Greenacre, President and CEO, Delsys Pharmaceutical Corp.

-        Ruth B. Kunath, Vulcan Northwest, Inc.

- James R. McNab, Jr., Chairman and Co-Founder, Reprogenesis; Parker Medical Associates, LSI Capital

- Douglas A. Melton, Ph.D., Chair, Department of Molecular and Cellular Biology, Harvard University

- Doros Platika, M.D., current President and CEO, Ontogeny, Inc.; future President and CEO, Curis, Inc.
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-        Michael Rosenblatt, M.D., Professor of Medicine, Harvard Medical School
         and Interim President, Beth Israel Deaconess Medical Center

-        James R. Tobin, President and CEO, Boston Scientific Corporation


                                       ###



                                     [Image]

NEWS:

On February 15, 2000, Ontogeny announced a merger with Creative BioMolecules and Reprogenesis to form Curis, Inc. Please visit the site for the information that is currently available. For additional information on the combined entity's programs and technologies we invite you to browse the Ontogeny and Creative BioMolecules web sites.

       [Image]                         [Image]

                     Ontogeny, Inc., founded in August 1994, is a
                      privately-held biotechnology company whose
                           mission is to be the pre-eminent
       [Image]           biopharmaceutical company utilizing
                     developmental biology to create therapeutics
                      that will significantly improve the quality
                      of life by activating the body's ability to
                     repair and regenerate. Developmental biology
       [Image]        is the functional genomics solution to the
                        post-genomic drug discovery challenge.

                   Developmental biology is the study of how cells,
       [Image]        tissues and organs change as they interact
                      during development. Ontogeny's research is
                       based on the process whereby an organism
                     changes its size, shape and organization from
       [Image]       a fertilized egg to a mature individual. The
                     same processes and molecules that are active
                      during development are reactivated in adult
                     regenerative processes. This is an efficient
                          and powerful system for generating
      [Image]           regenerative and oncology therapeutics that
                         may change the way we treat degenerative
                         diseases, cancers and other disorders
                     associated with loss of function. Ontogeny is
                        identifying ways to rejuvenate damaged
                     systems by looking at the signaling processes
                       of cells during development and restoring
                         them in adults to trigger repair and
                                     regeneration.

                                Ontogeny, Inc.
                                45 Moulton Street
                                Cambridge, MA 02138
                                tel: 617/876-0086
                                fax: 617/876-0866
                                www.ontogeny.com

The information on this web site contains forward-looking statements that involve a number of risks and uncertainties. For this purpose, any statements contained therein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "expects", "intends" and similar expressions are intended to identify forward-looking statements. The risks and uncertainties involved include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products, patent, product liability and third party reimbursement risks associated with the biotechnology industry, and other risks and uncertainties that may be detailed from time to time in Ontogeny's periodic reports. There are important factors that could cause actual results to differ materially from those indicated by such forward-looking statements. Please note that all of Ontogeny's potential products are at an early stage of development; the results obtained in preclinical studies may not be indicative of results that will be obtained in clinical trials; and there can be no assurance that Ontogeny or an Ontogeny corporate partner will receive regulatory approvals to commence or continue clinical trials of product candidates or to market any products or that delays in the completion of clinical trials as a result of delays in patient enrollment or other factors will not occur.

                               Copyright (c) 1998
                               Ontogeny, Inc.
                               Cambridge, MA, USA
                               All rights reserved
                               Additional legal
                               information

                    [Image]                       [Image]    [Image]   [Image]
[Image]  [Image]            [Image]   [Image]
[Image]  [Image]   [Image]  [Image]   [Image]    [Image]    [Image]   [Image]

                         Last updated: February 15, 2000

Thank you for visiting the Curis, Inc. web site. On February 15, 2000 it was announced that Curis will be formed by the merging of Creative BioMolecules, Inc., Ontogeny, Inc. and Reprogenesis, Inc. to create the regenerative medicine company of the future.

To view the following documents about Curis please click below.

            PRESS RELEASE, February 15, 2000
                                   FACT SHEET
                                  PRESENTATION

To contact the the individual companies:
Creative BioMolecules, Inc.
508/782-1100
www.creativebio.com
Ontogeny, Inc.
617/876-0086
www.ontogeny.com
Reprogenesis, Inc.
617/499-2928

The statements on this web site that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulation, approval and commercialization, the impact of competitive products, patents, patent litigation, product liability, third party reimbursement and other risks and uncertainties associated with the biotechnology industry. For additional concerning factors that could cause actual results to differ materially, please refer to the risk factors section of our February 15, 2000 press release and Creative BioMolecules, Inc.'s Form 10K at www.creativebio.com for the year ended 1998.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Curis, Inc. Investors and security may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Curis, Inc. at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained directly from Creative BioMolecules, Inc., Ontogeny, Inc. and Reprogenesis, Inc.